Exhibit 99.4

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 15 June 2004 that on 14 June 2004 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (“the Trust”) disposed of 33,907 Ordinary Shares at a price of £1.275 per share and 48,527 Ordinary Shares at a price of £1.2625 per share.

Following the disposal, 55,708,349 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore, Charles Herlinger and Lord Robertson of Port Ellen (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.